SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 12)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                                 ULTRATECH, INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    010807158
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                                 (CUSIP NUMBER)

    SEAN T. ARP, 140 BROADWAY, 38TH FLOOR, NEW YORK, NY 10005, (212) 509-3553
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                 MARCH 11, 2009
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 010807158                   13D/A                    Page 2 of 6 Pages


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TEMUJIN FUND MANAGEMENT, LLC
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2.    CHECK THE APPROPRIATE BOX IF A GROUP*                             (a)
                                                                        (b) |X|
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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
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    NUMBER OF       7.  SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER         1,503,644
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER    1,503,644
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,503,644
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.4%
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14.   TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                   13D/A                    Page 3 of 6 Pages


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MARCO BATTAGLIA
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a)
                                                                        (b) |X|
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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS

      OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
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    NUMBER OF       7.  SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        1,503,644
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   1,503,644
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,503,644
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.4%
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14.   TYPE OF REPORTING PERSON*

      IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                   13D/A                    Page 4 of 6 Pages


ITEM 4 PURPOSE OF TRANSACTION

Item 4 is amended by the following:

      The Reporting Persons disposed of the Common Stock of the Issuer in the ordinary course of business. The Reporting Persons intend to meet with and/or make suggestions to the Issuer's management personnel from time to time with respect to its capital structure and operations. The Reporting Persons expect to acquire or dispose of additional Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended by the following:

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 1,503,644 shares of Common Stock as of March 18 2009 which represents 6.4% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of shares of Common Stock the Issuer reported as outstanding as of February 23, 2009 on its Form 10-K as filed with the Commission on February 27, 2009. The amount of outstanding shares of Common Stock on such Annual Report was 23,602,695.

                                Sole Voting Power   Shared Voting       Sole           Shared
                                                        Power       Dispositive   Dispositive Power
                                                                       Power
                                -----------------   -------------   -----------   -----------------
Temujin Fund Management, LLC                          1,503,644                       1,503,644
Marco Battaglia                                       1,503,644                       1,503,644

The aggregate amount of shares owned by the Reporting Persons is 1,503,644.

      (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons since the last Schedule 13D/A filed on November 26, 2008.

CUSIP No. 010807158                   13D/A                    Page 5 of 6 Pages


      Since the last Schedule 13D/A filed on November 26, 2008, the Reporting Persons effected the following sales of shares of Common Stock in open market transactions:

            DATE                   SHARES SOLD                   PRICE
            ----                   -----------                   -----
          11/26/08                    6,500                      12.27
          11/26/08                    42,476                     12.28
          11/26/08                    44,900                     12.27
          11/26/08                    25,000                     12.24
          11/28/08                     500                       12.12
          11/28/08                    6,748                      12.35
          11/28/08                    2,700                      12.35
          11/28/08                     600                       12.30
          11/28/08                     400                       12.31
          12/01/08                    1,700                      12.68
          12/01/08                    6,515                      12.60
          12/01/08                    7,000                      12.60
          12/01/08                    55,800                     12.51
          12/02/08                    2,689                      12.09
          12/08/08                    1,000                      12.54
          12/08/08                    4,600                      12.53
          12/08/08                    2,600                      12.54
          12/09/08                    4,000                      12.50
          12/09/08                    2,700                      12.58
          12/09/08                     300                       12.58
          03/09/09                    3,916                      10.03
          03/10/09                    21,002                     10.37
          03/11/09                    17,421                     10.77
          03/12/09                    13,900                     11.27
          03/13/09                    8,940                      11.17
          03/16/09                    5,821                      11.00

      (d) - (e): Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by the following:

      Joint Filing Agreement, dated as of March 18, 2009, by and among Temujin Fund Management, LLC and Marco Battaglia.

CUSIP No. 010807158                   13D/A                    Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              March 18, 2009
                              --------------
                              Date

                              TEMUJIN FUND MANAGEMENT, LLC

                              /s/ Marco Battaglia
                              -------------------
                              Signature

                              Marco Battaglia, Chief Executive Officer
                              ----------------------------------------
                              Name/Title

                              March 18, 2009
                              --------------
                              Date

                              MARCO BATTAGLIA

                              /s/ Marco Battaglia
                              -------------------
                              Signature

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of March 18, 2009, by and among Temujin Fund Management, LLC and Marco Battaglia.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ultratech, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of March 18, 2009.

                              March 18, 2009
                              --------------
                              Date

                              TEMUJIN FUND MANAGEMENT, LLC

                              /s/ Marco Battaglia
                              -------------------
                              Signature

                              Marco Battaglia, Chief Executive Officer
                              ----------------------------------------
                              Name/Title

                              March 18, 2009
                              --------------
                              Date

                              MARCO BATTAGLIA

                              /s/ Marco Battaglia
                              -------------------
                              Signature